3340 PEACHTREE ROAD NE, SUITE 900, ATLANTA, GA 30326

Tel: (404) 842 2600 Fax: (404) 842 2626

www.prxi.com

December 13, 2011

By EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Tonya Aldave, Division of Corporation Finance

Re: Premier Exhibitions, Inc. (the “Company”)

Registration Statement on Form S-3

Filed November 10, 2011

File No. 333-177914

Dear Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, the Company hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-3 to become effective on December 14, 2011, at 4:00 P.M., Eastern Time, or as soon thereafter as is practicable.

In connection with this acceleration request, the Company confirms that it is aware of its obligations under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended. In addition, the Company acknowledges that:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

United States Securities and Exchange Commission

December 13, 2011

Should you have any questions relating this request, please call Tina Bingham at (757) 409-4714 or the undersigned at (404) 842-2600. Please also call Tina Bingham as soon as the Company’s Registration Statement on Form S-3 has been declared effective.

Respectfully,

/s/ Michael J. Little

Michael J. Little

Senior Vice President, Chief Financial Officer and Chief Operating Officer